EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "Agreement"), dated July 19, 2011, is between RIO BRAVO OIL, L.L.C, a Texas Limited Liability Company, whose address is 5858 Westheimer, Suite 688, Houston, Texas 77057, (called "Seller'), and PAN AMERCIAN OIL COMPANY, L.L.C., a Texas Limited Liability Company, whose address is 5858 Westheimer, Suite 688, Houston, Texas 77057 (called "Buyer").

In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Buyer and Seller agree as follows:

PURCHASE AND SALE

1.1	Purchase and Sale. Seller agrees to sell and convey to Buyer and Buyer agreesto purchase, pay for and receive the Property (as defined below), subject to the terms and conditions of this Agreement. For purposes of this Agreement "Property" shall be defined as all of Seller's right, title and interest in and to the following:

(a) A Thirty and One-Half Percent (30.50%) working interest Before Payout("BPO") and a Twenty-Seven and One-Half Percent (27.50%) working interest After Payout ("APO") in and to the oil and gas leases (including all leasehold estates, royalty interests, overriding royalty interests and all other interests therein, and mineral interests described and defined in Exhibit "A" (the "Leases"), covering the oil and gas properties and the oil, gas and all other hydrocarbons in, on or under or that may be produced from the land covered by the Leases (the "Lands").

(b) A Thirty and One-Half Percent (30.50%) working interest BPO and a Twenty-Seven and One-Half Percent (27.50%) working interest APO in and to the oil and gas wells specifically described in Exhibit "B" (collectively, the "Wells"), and all personal property and equipment associated therewith as of the Effective Time.

(c) A Thirty and One-Half Percent (30.50%) right, title and interest BPO and a Twenty-Seven and One-Half Percent (27.50%) right, title and interest APO, to the extent transferable, in and to all existing and effective agreements including Joint Operating Agreements, purchase, gathering and processing contracts, balancing agreements, joint venture agreements, partnership agreements, farmout agreements and any other contracts, agreements and instruments, if any, which are appurtenant to or used in connection with the ownership or operation of the Leases or Lands.

(d) A Thirty and One-Half Percent (30.50%) right, title and interest BPO and aTwenty-Seven and One-Half Percent (27.50%) right, title and interest APO in and to all personal property, fixtures, improvements, permits, licenses, approvals, servitudes, rights-of-way, easements, surface use agreements, surface leases, pooling and communalization agreements, and other surface rights ("Personal Property) to the extent that they are located on or apply to the Lands and Leases as of the Effective Time, and all contract rights (including rights under leases to third parties) related thereto.

(e) Copies of all files, records, data and information relating to the Propertyincluding the items described in Section 4.1(a) maintained by Seller (the "Records"), including without limitation, lease files, land files, abstracts, title opinions, all electronic files related to the Property, and geologic and other scientific data (including seismic data to the extent such seismic data can be transferred to Buyer) related to the Leases or Lands, but only to the extent such geologic or other scientific data is not restricted from disclosure or transfer by agreements or not subject to attorney-client privileges as of the Effective Time.

1.2 Effective Time. The purchase and sale of the Property shall be effective aof 7:00 am, CDT, November 1, 2011 (herein called the "Effective Time").

PURCHASE PRICE

2.1 Purchase Price. The purchase price for the Property shall be One Million Six Hundred Thousand Dollars ($1,600,000) called the ("Purchase Price"), payable to Seller at Closing or such lesser price as Seller may require to settle and pay any and all Vendor payables and liabilities owed by Seller which are associated with the drilling, completion and operation of the Mark A. Bush Oil & Gas, Inc. D.G. Tiller # 1H well bearing RRC Permit #689989 and API #42-055-34914; the Mark A. Bush Oil & Gas, Inc. D.G. Tiller #2H well bearing RRC Permit #696078 and API #42-055-34922; the Mark A. Bush Oil & Gas, Inc. D.G. Tiller #3H well bearing RRC Permit #696081 and API #42-055-34924; and the Mark A. Bush Oil & Gas, Inc. D. G. Tiller #1 SW bearing API #42-055-34932 located in Caldwell County, Texas. In no event shall the purchase price be greater than One Million Six Hundred Thousand Dollars ($1,600,000).

2.2 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows:

(a) The Purchase Price shall be adjusted upward by the following.

(1) The amount of all direct costs and expenses (including, without limitation, royalties, rentals and other charges, ad valorem, property, production, excise, severance and other taxes based upon or measured by the ownership of the Property or the production of hydrocarbons or the receipt of proceeds therefrom, expenses charged or incurred under applicable operating agreements and, in the absence of an operating agreement, expenses of the sort customarily charged under such operating agreements, paid or incurred by or on behalf of Seller in connection with the ownership or operation of the Property from the Effective Time to the Closing Date;

(2) An amount equal to all prepaid expenses attributable to the Property that are paid by or on behalf of Seller prior to the Closing Date and that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Time including, without limitation, all expenses under operating agreements and prepaid ad valorem, property, production, severance and similar taxes (but not including income taxes) based upon or measured by the ownership of the Property or the production of hydrocarbons or the receipt of proceeds therefrom; and

(3) Any other amount agreed upon by Seller and Buyer

(b) The Purchase Price shall be adjusted downward by the following:

(1) Proceeds received by Seller prior to the Closing Date attributable to the Property and that are, in accordance with generally accepted accounting principles, attributable to the period of time from the Effective Time to the Closing Date;

(2) An amount equal to all expenses under operating agreements and unpaid ad valorem, property, production, severance and similar taxes and assessments (but not income taxes) based upon or measured by the ownership of Property or the production of hydrocarbons or the receipt of proceeds therefrom accruing to the Property prior to the Effective Time which have not been paid by Seller prior to the Closing Date, with the amount of taxes being computed based upon such taxes assessed against the applicable portion of the Property for the preceding calendar year, or if such taxes are assessed on other than a calendar year basis, for the tax related year last ended. All outstanding and unpaid taxes applicable to the ownership of the Property shall be pro-rated between Seller and Buyer as of the Closing Date.

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(3) An amount agreed to by Buyer and Seller as a result of any titldefects to the Property according to Section 4.1; and

(4) Any other amount agreed upon by Seller and Buyer.

2.3 Seller hereby acknowledges that Buyer does not assume any liabilities or obligations with respect to the Property except those that accrue after the Closing Date, and that Buyer does not assume any of Seller's liabilities or obligations except those that accrue after the Closing Date. Except for the material agreements, Buyer shall not be obligated under, nor shall Buyer be, or become liable for, any obligation, debt or liability of Seller. Seller covenants and agrees to timely pay and discharge all obligations, debt or liabilities of Seller which are not specifically assumed by Buyer and indemnify Buyer against any claims related thereto.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller represents and warrants as to the interest in the Property, the following:

(a) Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the state of its incorporation, duly qualified to carry on its business in each state where failure to so qualify would have a materially adverse effect upon its business or properties.

(b) Seller has all requisite power and authority to carry on its business as presently conducted to enter into this Agreement, and to perform its obligations under this Agreement. The consummation of the transactions contemplated by this Agreement has been duly and validly authorized and will not violate, or be in conflict with any provision of the articles of incorporation or bylaws of Seller, or any prevision of any agreement or instrument to which Seller is a party or by which it is bound, including but not limited to any corporate agreements (except any provision in any agreement as to (i) any preferential right to purchase a portion of the Property, (ii) required consents to transfer and related provision, (iii) maintenance of uniform interests provisions, and (iv) any other third-party approvals contemplated herein, or any judgment, decree, order, statute, rule or regulation applicable to Seller,

(c) To the best of Seller's actual knowledge, no suit, action or other proceeding is threatened or is pending before any court or governmental agency as of the date of this Agreement that might result in impairment or loss of Seller's title to any part of the Property or that might hinder the operation of the Properties or that might result in a diminution of the value thereof.

(d) To the best of Seller's actual knowledge, there exists no imbalance regarding production taken or marketed from any of the Property which could result in (I) a portion of Seller's interest in production therefrom to be taken or delivered after the Closing Date without Buyer receiving payment therefor and at the price it would have received absent such imbalance, or (ii) Seller being obligated to make payment to any person or entity as a result of such imbalance, or (iii) production being shut-in or curtailed after the Closing Date due to non-compliance with allowables, production quotas, proration rules or similar orders er regulations of governmental authorities; and Seller is not obligated, by virtue of any prepayment arrangement, take-or-pay agreement or similar arrangement, to deliver hydrocarbons produced from the Property at some future time without then receiving full payment therefore.

(e) To the best of Seller's actual knowledge, the Leases are valid and subsisting, cover the entire estates they purport to cover as to the land included in the Leases and are not, as of the effective time, subject to forfeiture or termination from any cause.

(f) To the best of Seller's actual knowledge, all royalties, rentals and other payments due under the Leases have been properly and timely paid, and all conditions necessary to keep the leases in force as to the oil and gas properties have been fully performed.

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(g) To the best of Seller's actual knowledge, all ad valorem, property, production, severance, excise and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the oil and gas properties that have become due and payable have been properly and timely paid.

(h) To the best of Seller's actual knowledge, Seller is currently receiving from all purchasers of production Seller's revenue share of production of hydrocarbons from the oil and gas properties without suspense or any indemnity other than standard division order warranties.

(i) To the best of Seller's actual knowledge, all laws, rules, regulations, ordinances and orders of all local, state and federal governmental bodies, authorities and agencies having jurisdiction over the oil and gas properties have been complied with.

(j) To the best of Seller's actual knowledge, the Property and Seller, with respect to the Property, are not in violation of or subject to any existing, pending or threatened investigation or inquiry by any governmental authority or to any remedial obligations under any applicable laws pertaining to health or the environment, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1980 (as amended, hereinafter called "CERCLA"), the Resource Conservation and Recovery Act of 1976, as amended by the Used Oil Recycling Act of 1980, the Solid Waste Disposal Act Amendments of 1980, and the Hazardous and Solid Waste Amendment of 1984 (as amended, hereinafter called "RCRA"), the Texas Water Code and the Texas Solid Waste Disposal Act and similar laws.

(k) With respect to the "Basic Documents" (defined below), to the actual knowledge of Seller: (i) all of such Basic Documents are in full force and effect and are the valid and legally binding obligations of the parties hereto, (ii) Seller is not in breach or default with respect to any material obligations pursuant to any such Basic Document or any regulations incorporated therein or governing same, (iii) all material payments (including, without limitation, joint interest or other billings under unit or operating agreements) due thereunder have been made by Seller or will be made by Seller prior to Closing; (iv) no other party to any Basic Document (or any Successor in interest thereto) is in preach or default with respect to any of its material obligations thereunder; and (v) neither Seller nor any other party to any Basic Document has given or threatened to give notice of any action to terminate, cancel, rescind or procure a judicial reformation of any Basic Document or any provision thereof, As used herein the term "Basic Documents" shall mean the Leases, the Agreements, all contracts for the sale and purchase of gas produced from the Properties, farmout, dry hole, bottom hole, acreage contribution, purchase and acquisition agreements, operating agreements, area of mutual interest agreements, salt water disposal agreements, servicing contracts, easement and/or right-of-way agreements, unitization or pooling agreements and all other material executory contracts and agreements relating to the Properties.

3.2 Recommendations and Warranties of Buyer. Buyer represents and warrants to Seller that:

(a) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and duly qualified to carry on its business in each state in which failure to so qualify would have a materially adverse effect on Buyer's business or properties.

(b) Buyer has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement, to purchase the Property on the terms described in this Agreement, and to perform its other obligations under this Agreement. The consummation of the transactions contemplated by this Agreement will not violate, or be in conflict with, any provision of Buyer's articles of incorporation or by-

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laws or other governing documents or any agreement or instrument in which Buyer is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer.

(c) This Agreement has been duly executed and delivered on behalf of Buyer. This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(d) Buyer is a limited liability company regularly involved and experienced in the oil and gas industry, including but not limited to, land, exploration, production, development, acquisitions and dispositions. Buyer can execute this Agreement and close the transactions contemplated hereby.

(e) There are no bankruptcy proceedings pending, being contemplated by, or to Buyer's knowledge, based upon reasonable inquiry and investigation, threatened against Buyer.

COVENANTS

4.1 Covenants of Seller. Seller covenants and agrees with Buyer that:

(a) After the execution of this Agreement, Seller, during its normal business hours, will make available to Buyer for examination all records and other information, which are currently in Sellers possession, relating to the Property and will cooperate with Buyer in Buyer's efforts to obtain, at Buyer's expense, such additional information relating to the Property as Buyer may reasonably desire, to the extent in each case that Seller may do so without violating legal constraints or any obligation of confidence or other contractual commitment of Seller to a third party (in which case the identity and nature of such withheld contracts or information shall be disclosed to Buyer), including but not limited to!

(1) Title opinions and title status reports pertaining to the Property;

(2) Copies of the leases, prior conveyances, unitizations, pooling and operating agreements, division and transfer orders, and any encumbrances nvt discharged and affecting the title or the value of the Property;

(3) Records relating to the payment of rentals, royalties and other payments due under the Property;

(4) Records relating to the payment of ad valorem, property, production severance, excise and similar taxes and assessments based on or measured by the ownership of the Property or the production of hydrocarbons or the receipt of proceeds therefrom on the Property;

(5) Ownership maps and surveys relating to the Property;

(6) Copies of all purchase, sale, processing and transportation agreements relating to the production from the Property;

(7) Copies of all agreements, leases, permits, easements, licenses and orders relating to the Property;

(8) Production records, geological records and logs relating to the Property;

(9) Inventories of personal property and fixtures included in the Property; and

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(10) Accounting records, well files, engineering technical data, geological and geophysical data relating to the Property.

Buyer shall have until 5 days preceding the Closing Date to examine and approve title to the Property and the contracts and other agreements to which Seller or the Property are subject. Seller shall then have until the Closing Date to cure any valid objections to title or status of contracts made to Buyer. If Seller does not timely cure such valid objections to title or contracts, the Closing Date may be extended by Seller for a period of Ten (10) Days ("Cure Period') by written notice to Buyer in order to allow Seller to cure such objections to title. At the termination of the Cure Period, should Seller not be able to cure Buyer's objections to the title to the Property, Buyer shall have the option to either terminate the agreement or adjust the purchase price to an amount that is mutually agreed to between Buyer and Seller. Further, the purchase price is subject to downward adjustment to an amount that is mutually agreed to between Buyer and Seller in the event it is determined that Seller's net revenue for a Property is less than the net revenue interest shown for the Property in Exhibit "A" as the "NRr for such Property. In the event Seller and Buyer are unable to mutually agree upon the purchase price adjustments described above prior to the Closing Date, this Agreement shall terminate.

(b) During the period from the date of this Agreement to the Closing Date, without the prior written consent of Buyer, Seller will not, (i) cause or permit the Property to be developed, maintained, or operated in a manner inconsistent with good operating practices, (II) abandon any part of the Property, (iii) commence any operations or execute any AFE's on the Property anticipated to cost Seller in excess of Ten Thousand Dollars and No/100 ($10,000.00) (except emergency operations, operations required under presently existing contractual obligations, the on-going commitments under previously approved AFE's, and operations undertaken to avoid any penalty provision of any applicable agreement or order), (iv) convey or dispose of any part of the Property (other than oil, gas and other liquid products produced from the Property in the regular course of business), (v) enter into any farmout, farmin or other similar contract affecting the Property, (vi) let lapse any insurance now in force with respect to the Property, (vii) materially modify or terminate any contract material to the operation of the Property, or (viii) make any non-consent election as to any well proposed by a third party on the Property. To the extent that Seller owns undivided interests in the Property, Buyer agrees that the acts or omissions of Seller's co-owners shall not constitute a violation of the provisions of this Section 4.1(b) nor shall any action required by a vote of co-owners constitute such a violation so long as Seller has voted its interest in compliance with this Section 4.1(b).

(c) Seller shall immediately notify Buyer of any suit, action or other proceeding of the type referred to in Section 3.1(c) that arises prior to the Closing Date of which Seller becomes aware.

(d) Seller shall immediately notify Buyer of any material adverse change in the

Property.

4.2 Covenants of Buyer. Buyer covenants and agrees with Seller that:

(a) Buyer shall use all reasonable efforts to maintain its legal status and to assure that through the Closing Date it will not be under any corporate, legal or contractual restriction that would prohibit or delay the timely consummation of the transactions contemplated by this Agreement.

(b) Through the Closing Date, Buyer shall exercise all due diligence in safeguarding and maintaining secure all engineering, geological and geophysical data, reports and maps, accounting records, and all other confidential data or information in the possession of Buyer relating to the Property and furnished by Seller.

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CLOSING

5.1	Date of Closing. Unless the parties hereto mutually agree otherwise and subject to the conditions stated in this Agreement, the consummation of the transactions contemplated hereby (herein called the 'Closing") shall be held on or before 5:00 pm, CDT, March 31, 2012, with payment being due and payable by Buyer to Seller in the amount of One Million Six Hundred Thousand Dollars ($1,600,000) or such lesser amount as Seller may require to settle and pay any and all Vendor payables and liabilities owed by Seller which are associated with the drilling, completion and operation of the Mark A. Bush Oil & Gas, Inc. D.G. Tiller # 1H well bearing RRC Permit #689989 and API #42-055-34914; the Mark A. Bush Oil & Gas, Inc. D.G. Tiller #2H well bearing RRC Permit #696078 and API #42-05534922; the Mark A. Bush Oil & Gas, Inc. D.G. Tiller #3H well bearing RRC Permit #696081 and API #42-055-34924; and the Mark A. Bush Oil & Gas, Inc. D. G. Tiller #1SW bearing API #42-055-34932 located in Caldwell County, Texas. Payment shall be made by wire transfer to the following account

ACCOUNT NAME: RIO BRAVO OIL, L.L.C. BANK: FROST NATIONAL BANK

ABA #: 114000093

ACCOUNT #: 502150344

SWIFT CODE #: FRSTUS44A

In the event this payment is not paid by Buyer by such date and time, this agreement shall terminate and be of no further force or effect,

5.2 Placg of Closing. The Closing shall be held at the offices of Rio Bravo Oil, L.L.C., whose address is 5858 Westheimer, Suite 688, Houston, Texas 77057.

5.3 Closing Obligations. On the Closing Date the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others.

(a) Seller and Buyer shall execute, acknowledge and deliver an Assignment, Bill of Sale and Conveyance, effective as of the Closing Date, (in sufficient counterparts to facilitate recording) in form substantially as set forth in Exhibit "C" hereto conveying the Property to be conveyed hereunder to Buyer with a special warranty of title, buy, through and under Seller, but not otherwise. Seller shall tender such assignments to Buyer so that they can be properly recorded in the respective county courthouses where the Property is located.

(b) Seller and Buyer shall execute and deliver a settlement statement (herein called the °Preliminary Settlement Statement') prepared by Seller and approved by Buyer that shall set forth the Closing Amount (as hereinafter defined) and each adjustment and the calculations of such adjustments used to determine such amount. The term "Closing Amount" shall mean the Purchase Price adjusted as provided in Section 2.2 using for such adjustments the best information then available.

(c) Buyer shall deliver the wire transfer payment due as outlined in Paragraph 5.1 to Seller on the Closing Date.

(d) Seller and Buyer shall execute, acknowledge and deliver transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production after the Effective Time from the Property assigned to Buyer under Section 5.3(a).

(e) Seller shall deliver to Buyer such other documents, instruments, and consents required to consummate the Closing and to comply with the terms hereof.

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5.4	Joint Operating Agreement. Buyer agrees herein to execute a mutually acceptable Joint Operating ("JOA") in form and substance as to the one attached as Exhibit "D" naming Mark A. Bush Oil & Gas, Inc., as Operator, which govern operations for all wells that may be drilled pursuant to this Agreement. In the event of a conflict between the terms of this Agreement and the JOA, this Agreement shall control.

5.5 Termination Period. Buyer may terminate this Agreement if, as of the Closing Date or any extensions allowed thereto, any of the following conditions precedent to Buyer's obligation have not been satisfied or waived by Buyer.

(a) The representations and warranties of Seller contained in Section 3.1 shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

(b) Seller shall have performed in all material respects the obligations, covenants and agreements hereunder to be performed by it at or prior to the Closing Date.

(c) No suit, action or other proceeding by a third party or a governmental authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement.

(d) The aggregate of all title defect adjustments asserted by Buyer shall not exceed 20% of the purchase price.

OBLIGATIONS AFTER CLOSING

6.1 Post-Closing Adiustments. As soon as practicable, Seller shall prepare and deliver to Buyer, in accordance with this Agreement and the accounting principles provided in the operating agreements, a statement (herein called the Final Settlement Statement') setting forth each adjustment or payment or receipt of funds provided for herein that should be made to the Closing Amount ("Final Purchase Price') that was not finally determined as of the Closing Date, and showing the calculation of such adjustments, payments or receipt of funds, In the event (i) the Final Purchase Price is more than the Closing Amount, Buyer shall pay to Seller in immediately available funds the amount of such difference, or (ii) if the Final Purchase Price is less than the Closing Amount, Seller shall pay to Buyer in immediately available funds the amount of such difference. Payment to Buyer or Seller shall be made within five (5) days of the determination of the Final Purchase Price.

6.2 Files and Records. Within five (5) days after the Closing Date, Seller shall deliver to Buyer, at Buyer's expense, a copy of all of Seller's files and records relating to the Property conveyed to Buyer hereunder.

6.3 Sales Taxes and Recording Fees. Buyer shall pay all safes taxes, if any, occasioned by the sale of the Property conveyed to Buyer hereunder and all documentary, filing and recording fees required in connection with the filing and recording of any assignments hereunder.

6.4 Further Assistance. After the Closing Date, Seller and Buyer shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto.

6.5 Indemnification.

(a) By Sellers.

(i) From and after the Closing Date, the Seller, shall indemnify and hold harmless Buyer and its respective affiliates and its and their respective officers, directors, shareholders, members and legal representatives from and against any and all demands,

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claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements (collectively, "Claims") suffered by such Buyer resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties made by the Seller herein, in any certificate, or in any other document delivered herewith or otherwise required hereby at the time they were made, (ii) any breach or nonfulfillment of any covenants or agreements made by the Seller herein, and (iii) any misrepresentation made by the Seller, in each case as made herein or in the Exhibits annexed hereto or in any closing certificate, schedule or any ancillary certificates or other documents or instruments furnished by the Seller pursuant hereto or in connection with the Transaction.

(ii) In addition to the above, Seller shall indemnify and hold Buyer harmless from and against any and all Claims of any kind or character arising out of, in connection with, or resulting from Seller's ownership or operation of the Interests for periods prior to the Closing Date. As between Seller and Buyer, Seller shall be responsible for all Claims relating to the drilling, operating, production and sale of Hydrocarbons from the Property and the proper accounting and payment to parties for their interests, and any retroactive payments, refunds, or penalties to any party or entity as such claims relate to periods prior to the Closing Date.

(b) By Buyer.

(i) From and after the Closing Date, Buyer shall indemnify and hold harmless the Seller and its respective affiliates and its and their respective officers, directors, shareholders, members and legal representatives from and against any and all Claims suffered by such Seller resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties made by the Buyer herein, in any certificate, or in any other document delivered herewith or otherwise required hereby at the time they were made, (ii) any breach or nonfulfillment of any covenants or agreements made by the Buyer herein, and (iii) any misrepresentation made by the Buyer, in each case as made herein or in the Exhibits annexed hereto or in any closing certificate schedule or any ancillary certificates or other documents or instruments furnished by the Buyer pursuant hereto or in connection with the Transaction.

(ii) In addition to the above, Buyer shall indemnify and hold Seller harmless from any and all Claims of any kind or character arising out of, in connection with, or resulting from Buyer's ownership or operation of the Interests for periods after the Closing Date_ As between Buyer and Seller, Buyer shall be responsible for all Claims relating to the drilling, operating, production and sale of Hydrocarbons from the Property and the proper accounting and payment to parties for their interests, and payments, refunds or penalties to any party or entity as such claims relate to the periods after the Closing Date.

6.6 Survival. The representations, warranties, covenants, agreements and indemnities of the Parties included or provided for in this Agreement shall survive Closing.

TAX LIABILITIES

7.1 Taxes. "Taxes" shall mean all property or ad valorem taxes and similar obligations assessed against the Property or based upon or measured by the ownership of the Property, other than income taxes. With respect to the Property, Seller shall remain liable for its pro rata share of all Taxes attributable to the period prior to the Closing Date and Buyer shall be liable for its pro rata share of all Taxes attributable to the period from and after the Closing Date.

7.2 Calculation of Tax Liability. If any Taxes relating to the ownership of the Property are incurred by Seller or Buyer for a tax period which commences prior to the Closing Date, then the respective parties' liability, if any, for such Taxes for both the period prior to the Closing Date and the period subsequent to the Closing Date shall be determined by prorating such Taxes between Seller and Buyer to the Closing Date in the ratio that the number of days in the taxable period or assessment period, as appropriate, before the Closing Date bears to the total number of days in the Taxable period or assessment period, as appropriate, after the Closing Date.

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MISCELLANEOUS

8.1 Exhibits. The Exhibits and Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel have received a complete set of the Exhibits and Schedules attached to this Agreement.

8.2 Expenses. Except as otherwise specifically provided herein, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses

8.3 Notices. All notices and communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below or, if mailed post pre-paid, return receipt requested, via overnight carrier, or sent by facsimile or electronic transmissions, when received by the party charged with such notice and addressed as follows:

IF TO SELLER:

RIO BRAVO OIL, L.L.C.

5858 Westheimer, Suite 688 Houston, Texas 77057

Attn:	Mark A. Bush

Carlos Buchanan

IF TO BUYER:

PAN AMERICAN OIL COMPANY, L.L.C. 5858 Westheimer, Suite 688

Houston, Texas 77057

Attn: Mark A. Bush

WITH NOTICE ALSO TO:

Harry P. Gamble IV

7670 Woodway, Suite 360 Houston, TX 77063

Phone: 832-251-3800 Fax: 832-251-3815

Any party may, by written notice so delivered to the others, change the address or individual to which delivery of notices hereunder shall thereafter be made.

8.4 Amendments. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.

8.5 Assignment. Buyer may not assign any portion of its rights hereunder unless Buyer obtains the prior written consent of the Seller.

8.6 Announcements. Each party shall secure the prior written approval of the other party of the text of any public announcement or statement to be made prior to making any public announcement or statement with respect to the execution of this Agreement, or the pending or closing of the transaction contemplated by this Agreement. Any other public

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announcement or statement by a party concerning the Property shall not reference the other party. Nothing contained in this paragraph shall be construed to require either party to obtain approval of the other party hereto to disclose information with respect to this Agreement or the transaction contemplated by this Agreement to any state or federal governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any stock exchange and applicable securities laws.

8.7 Headings. The headings of the articles and sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

8.8 Counterparts. This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument but all of which together shall constitute but one and the same instrument.

8.9 References References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals, partnerships or corporation. As used in this Agreement, "person: shall mean any natural person, corporation, partnership, trust, estate or other entity.

8.10 Governing Law. This Agreement and the transactions contemplated hereby shall be construed in accordance with, and governed by, the laws of the State of Texas, and each of the parties submits to the exclusive personal jurisdiction of the courts located in Harris County, Texas, in any action or proceedings arising under this Agreement and the transactions contemplated hereby.

8.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire understanding among the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

8.12 Construction_ The provisions of this Agreement were negotiated by the parties hereto, and this Agreement shall be deemed to have been drafted mutually by all of the parties hereto. The Rules Of Construction giving the preparation of this Agreement to either party a greater or lesser advantage are herein waived.

8.13 Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and except as otherwise prohibited, their respective successors and assigns; and nothing contained in this Agreement, express or implied is intended to confer upon any other person or entity any benefits, rights or remedies.

EXECUTED on the date first above mentioned.

SELLER:	BUYER:

RIO BRAVO OIL, L.L.C.	PAN AMERICAN OIL COMPANY, L.L.C.

By: /s/ Mark A. Bush	By: /s/ Mark A. Bush

Name: Mark A. Bush	Name: Mark A. Bush
Title: Manager-Member	Title: Manager-Member

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LIST OF EXHIBITS
TO
PURCHASE AND SALE AGREEMENT
BY AND BETWEEN
RIO BRAVO OIL, L.L.C.
AND
PAN AMERICAN OIL COMPANY, L.L.C.
Effective November 1, 2011

List of Exhibits

"A" Leases and Net Revenues

"B" Wells

"C" - Assignment, Bill of Sale and Conveyance

"D" Joint Operating Agreement

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EXHIBIT "A"

ATTACHED TO THAT CERTAIN PURCHASE AND SALE AGREEMENT DATED EFFECTIVE NOVEMBER 1, 2011, BY AND BETWEEN RIO BRAVO OIL, L.L.C„ AS SELLER, AND PAN AMERICAN OIL COMPANY, L.L.C., AS BUYER.

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EXHIBIT "B"

ATTACHED TO THAT CERTAIN PURCHASE AND SALE AGREEMENT EFFECTIVE NOVEMBER 1, 2011, BY AND BETWEEN RIO BRAVO OIL, L.L.C., AS SELLER, AND PAN AMERICAN OIL COMPANY, L.L.C., AS BUYER.

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EXHIBIT "C"

ATTACHED TO THAT CERTAIN PURCHASE AND SALE AGREEMENT EFFECTIVE NOVEMBER 1, 2011, BY AND BETWEEN RIO BRAVO OIL, L.L.C, AS SELLER, AND PAN AMERICAN OIL COMPANY, L.L.C., AS BUYER.

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EXHIBIT "D"

ATTACHED TO THAT CERTAIN PURCHASE AND SALE AGREEMENT EFFECTIVE NOVEMBER 1, 2011, BY AND BETWEEN RIO BRAVO OIL, L.L.C, AS SELLER, AND PAN AMERICAN OIL COMPANY, L.L.C., AS BUYER.

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